JOURNEY RESOURCES CORP.
407 – 808 Nelson Street
Vancouver, B.C. V6Z 2H2
Tel: (604) 633-2442

NEWS RELEASE

October 6, 2008	TSX-VENTURE: JNY
FRANKFURT: JL4
OTCBB: JNYRF

JOURNEY RESOURCES ANNOUNCES
CANCELLATION OF PRIVATE PLACEMENT

THIS PRESS RELEASE IS NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR
DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES.

VANCOUVER, BRITISH COLUMBIA - Journey Resources Corp. (“Journey or the “Company”) announces that, due to market conditions, it will not be proceeding with the amended private placement as announced in a news release dated September 3, 2008, whereby the Company had arranged for a partially brokered private placement with Gateway Securities Inc. acting as lead agent with respect to the sale of a minimum of 12,000,000 units and a maximum of 20,000,000 units at $0.125 per unit to raise gross proceeds of between $1,500,000 and $2,500,000. In addition, the Company will not be proceeding with the non-brokered portion of this private placement for the sale of up to an additional 12,000,000 units at $.125 per unit.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For Investor information, contact Jack Bal at (604) 633-2442, toll free 1-800-667-1442, e-mail jack.centerline@telus.net, or visit website www.journeyresourcescorp.com

ON BEHALF OF THE BOARD OF DIRECTORS

“Jatinder (Jack) Bal”
JATINDER (JACK) BAL
Director

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address events or developments that the Corporation expects to occur, as forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Although the Corporation believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on beliefs, estimates and opinions of the Corporation’s management on the date the statements are made. The Corporation undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.